EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 17 May 2021

10 May 2021	Director/PDMR Shareholding
4 May 2021	Total Voting Rights
4 May 2021	Director/PDMR Shareholding
30 April 2021	Director's other Appointment

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

17 May 2021	Three-year Rate Proposal Filed for National Grid’s Downstate New York businesses
22 April 2021	Results of General Meeting